UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(AMENDMENT NO. 0)1

First National Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

32111B104
(CUSIP Number)

J. Barry Mason
215 N. Pine Street
Spartanburg, SC  29302
Telephone: (864) 948-9001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

____________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norman F. Pulliam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 351,878
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 351,878
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,878
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer

The name of the issuer is First National Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at 215 N. Pine Street, Spartanburg, South Carolina 29302.

Item 2(a).	Name of Persons Filing

This statement is being filed by Norman F. Pulliam.

Item 2(b).	Address of Principal Business Office or, if none, Residence

215 N. Pine Street, Spartanburg, South Carolina 29302.

Item 2(c).	Citizenship

Norman F. Pulliam – United States of America

Item 2(d).	Title of Class of Securities

This statement relates to Common Stock.

Item 2(e).	CUSIP Number

The CUSIP Number for First National Bancshares, Inc. is 32111B104.

Item 3.	This statement is not being filed pursuant to Rules 13 d-1(b) or 13 d-2 (b) or (c).

Item 4.	Ownership

(a) Amount Beneficially Owned by Norman F. Pulliam: 351,878

(b) Percent of Class Owned by Norman F. Pulliam: 5.1%

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
	Norman F. Pulliam	351,878

(ii)	shared power to vote or to direct the vote
	Norman F. Pulliam	0

(iii)	sole power to dispose or to direct the disposition of
	Norman F. Pulliam	351,878

(iv)	shared power to dispose or to direct the disposition of
	Norman F. Pulliam	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2009

/s/ Norman F. Pulliam
Norman F. Pulliam